SEDAR PROFILE # 3675

September 24, 2007 To: All Canadian Securities Regulatory Authorities	Computershare Trust Company of Canada Computershare Investor Services Inc. www.computershare.com	Investor Services Canada Australia Channel Islands Hong Kong Germany Ireland New Zealand Philippines South Africa United Kingdom USA

Subject:  PrimeWest Energy Trust

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Trust:

1.	Meeting Type :	Special Meeting
2.	Security Description of Voting Issue :	Trust Units
Class A Exchangeable Shares
3.	CUSIP Number :	741930309
74160H103
	ISIN :	CA7419303093
CA74160H1038
4.	Record Date for Notice of Meeting :	October 19, 2007
	Record Date for Voting :	October 19, 2007
5.	Meeting Date :	November 21, 2007
6.	Meeting Location :	Calgary, Alberta

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for PrimeWest Energy Trust